FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 2, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft
Berlin and Munich

Berlin and Munich
December 2004

Notice of Annual Shareholders’ Meeting

To our shareholders:

NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (“Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Thursday, January 27, 2005, at 10:00 a.m., local time, for the following purposes:

Agenda

1.	To receive and approve the report of the Supervisory Board

2.	To receive and approve the annual financial statements and the consolidated financial statements, as adopted by the Supervisory Board, together with Management’s discussion and analysis of Siemens AG and the consolidated group for the fiscal year ended September 30, 2004

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

3.	To consider and vote upon appropriation of the net income of Siemens AG to a dividend payout

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2004 amounts to €1,113,844,638.75. This net income shall be used to pay out a dividend of €1.25 on each no-par value share entitled to the dividend. The amount attributable to shares of stock of Siemens AG (“Siemens shares”) held in treasury by the Company at the date of the Annual Shareholders’ Meeting shall be carried forward.

4.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Managing Board in fiscal year 2004.

5.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2004.

6.	To ratify the appointment of independent auditors of the annual and consolidated financial statements

The Supervisory Board proposes that the appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt on Main, to serve as the Company’s independent auditors of the annual and the consolidated financial statements for the fiscal year ending September 30, 2005 be ratified.

7.	To consider and vote upon an election to the Supervisory Board

Dr. Baumann who will reach the retirement age established by the bylaws of the Supervisory Board in 2005 will resign as a member of the Supervisory Board with effect from the close of the Annual Shareholders’ Meeting. Dr. v. Pierer, whose office as President of the Managing Board will also end with effect from the close of the Annual Shareholders’ Meeting, will stand as nominee for election as shareholder representative to fill the vacancy created by Dr. Baumann.

Therefore, the Supervisory Board proposes that

Dr. jur., Dr.-Ing. E.h. Heinrich v. Pierer, Dipl.-Volkswirt, Erlangen, President of the Managing Board and CEO of Siemens AG until the close of the Annual Shareholders’ Meeting,

be elected to the Supervisory Board as a representative of the shareholders with effect from the close of the Annual Shareholders’ Meeting for the remaining term of the vacancy left by Dr. Baumann.

The Supervisory Board further proposes to elect

Professor Dr. Michael Mirow, Munich, Dipl.-Wirtschaftsingenieur,

as substitute member for Dr. v. Pierer subject to the proviso that he shall become a member of the Supervisory Board if Dr. v. Pierer resigns from the Supervisory Board before the completion of his term of office, and that he shall be reinstated as substitute member as soon as the Shareholders’ Meeting has elected a successor for Dr. v. Pierer in the event of his early resignation.

The composition of the Supervisory Board is governed by § 96 (1) and § 101 (1) of the German Stock Corporation Act (AktG) and § 7 (1), 1st sentence, No. 3 of the German Codetermination Act (MitbestG). The Shareholders’ Meeting shall not be bound to candidate proposals.

8.	To consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights

Due to the expiration of the authorization adopted at the last Annual Shareholders’ Meeting, the Managing Board shall again be authorized to acquire Siemens shares as a purchase in the stock market and through a public share purchase offer.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)	The Company shall be authorized to acquire up to 10% of its capital stock existing at the date of the resolution. The aggregate of shares of stock of Siemens AG (“Siemens shares”) acquired under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to § 71d and § 71e of the German Stock Corporation Act (AktG) shall at no time exceed 10% of the then existing capital stock.

This authorization may be implemented wholly or in part, once or several times, by the Company or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization shall become effective as of March 1, 2005 and shall remain in full force and effect through July 26, 2006. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 22, 2004 will terminate on the effective date of this new authorization.

(b)	Any acquisition of Siemens shares shall be effected at the discretion of the Managing Board either (1) as a purchase in the stock market or (2) through a public share purchase offer.

(1)	If the Siemens shares are acquired in the stock market, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the market price of a Siemens share on the trading day as determined at the opening auction of Xetra trading (or a comparable successor trading system) by more than 10%.

(2)	If the Siemens shares are acquired through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers. The provisions of the German Securities Acquisition and Takeover Act (WpÜG) shall apply, if and where relevant.

(i)	If a formal offer is published by the Company, the Company shall state the applicable purchase price or purchase price range per share. If a purchase price range is stated, the final price shall be determined from all available acceptance declarations. The purchase offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer there are significant market price fluctuations during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of a Siemens share in Xetra trading (or a comparable successor trading system) during the last five trading days prior to the relevant date by more than 20%. The relevant date shall be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment of the offer, the relevant date shall be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acceptance shall be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii)	If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation there are significant market price fluctuations during the submission period.

Upon acceptance, the final purchase price shall be determined from all available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of a Siemens share in Xetra trading (or a comparable successor trading system) during the last five trading days prior to the relevant date by more than 20%. The relevant date shall be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for sale exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acceptance shall be in proportion to the Siemens shares tendered. Furthermore, the acceptance of small lots of up to 150 Siemens shares per shareholder may receive priority consideration.

(c)	The Managing Board shall be authorized to also use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

(1)	Such stock may be retired with the approval of the Supervisory Board without requiring an additional resolution by the Shareholders’ Meeting for such retirement or its implementation.

(2)	Such stock may be used to satisfy the Company’s obligations under the 1999 and 2001 Siemens Stock Option Plans, both as amended, in accordance with the resolutions passed at the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001. The approved key points of these stock option plans can be examined as an integral part of the notarized minutes of the above meetings at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3)	Such stock may be offered for purchase by, and transferred to, persons currently or formerly employed by Siemens AG or any of its subsidiaries.

(4)	Such stock may be used to service the conversion or option rights granted by Siemens AG or any of its subsidiaries in connection with the issuance of bonds.

The aggregate number of shares transferred under this authorization must not exceed 10% of the capital stock at the time when the stock is used, provided that it is used to service conversion or option rights issued by applying, mutatis mutandis, the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (against contributions in cash, with preemptive rights of shareholders excluded). This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization at the time when the stock is used. The limit also includes shares that were issued or are to be issued to service bonds with conversion or option rights granted in accordance with the above provisions at the time when the stock is used.

(d)	The Supervisory Board shall be authorized to use Siemens shares reacquired by the Company on the basis of this or any previously given authorization as follows:

Such Siemens shares may be transferred to the members of the Managing Board of Siemens AG as stock-based compensation with a blocking period of at least two (2) years. In the case of a commitment to transfer Siemens shares at a later date, any time span between commitment and settlement of such commitment by the Company shall be credited against the above-mentioned minimum blocking period. Further details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(e)	The authorizations pursuant to paragraphs (c) and (d) above may be implemented once or several times, severally or jointly, wholly or in part.

(f)	Preemptive rights of shareholders regarding reacquired Siemens shares shall be excluded to the extent to which such shares are used pursuant to paragraph (c), subsections (2) through (4), and paragraph (d) above.

9.	To consider and vote upon adjustments to Supervisory Board remuneration and related amendments to the Articles of Association

Recent jurisprudence of the German Federal Court of Justice has raised the question of whether stock-based compensation components of Supervisory Board remuneration are legally permissible. To make the structure of Supervisory Board remuneration as transparent as possible and, at the same time, account for this unclear legal situation, the remuneration of Supervisory Board members, effective from the start of the current fiscal year that began on October 1, 2004, shall consist, apart from a fixed compensation component, only of variable components based on earnings per share both over the short and long term. Concurrently, the changed liability environment confronting Supervisory Board members shall be accounted for by an express provision concerning insurance against such risks to the extent permissible by law.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)	§ 17 of the Articles of Association shall be revised to read as follows:

“1. The members of the Supervisory Board shall receive

(a)	A fixed compensation of EUR 50,000 p.a.;

(b)	An annual compensation based on the short-term success of the Company in the amount of EUR 150 per EUR 0.01 of earnings per share as disclosed in the consolidated financial statements exceeding a minimum amount of EUR 1.00. The minimum amount shall be increased annually by 10%, beginning with the fiscal year starting on October 1, 2005;

(c)	A long-term compensation payable after expiration of the then applicable five-year term of the Supervisory Board in the amount of EUR 50,000. The long-term compensation shall only be paid if earnings per share at the end of the term of office have increased by more than 50% compared to the beginning of the term of office.

Earnings per share on which the Supervisory Board’s remuneration is based are to be adjusted for significant extraordinary results.

Members of the Supervisory Board who have served on the Supervisory Board or a committee for only part of the fiscal year or term of office shall receive a pro rata compensation for every month of service started.

2.	The chairman of the Supervisory Board shall receive double, and each deputy chairman shall receive one and one half times the amounts to be paid pursuant to Subsections 1(a) and 1(b). Furthermore, each member of the committees and additionally the chairmen of said committees shall receive a further one-half of the amounts to be paid pursuant to Subsections 1(a) and 1(b). The Chairman’s Committee, the Mediation Committee, and the Investment Committee are not included in this calculation.

3.	The remuneration pursuant to Subsections 1(a) and 1(b) shall be payable after the close of the annual shareholders’ meeting ratifying the acts of the Supervisory Board for the fiscal year ended before the meeting. The Company shall reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their remuneration.

4.	The members of the Supervisory Board shall be indemnified by the Company against third party claims to the extent permissible by law. For this purpose, the Company provides a group insurance policy for board members and employees of Siemens AG and its subsidiaries which covers personal liability for financial loss associated with supervisory or management functions.”

(b)	The amendments to the Articles of Association referred to in Agenda Item 9 (a) shall apply for the first time to the fiscal year that began on October 1, 2004. The long-term compensation component pursuant to the proposed § 17, Subsection 1(c) of the Articles of Association shall be calculated and granted on a pro rata basis from that date until the expiration of the current term of office, i.e., it will be payable pro rata for the first time after the shareholders’ meeting ratifying the acts of the Supervisory Board for fiscal year 2007.

10.	To consider and vote upon an amendment to the Articles of Association to adjust to new legislation

The hitherto required publication of Company notices in the printed version of the German Federal Gazette is no longer mandatory in every case. Therefore, § 3 of the Articles of Association shall be amended to account for the fact that notices, if permissible, shall no longer be published in the printed version but exclusively in the electronic version of the German Federal Gazette, to reflect the interests of both shareholders and the Company in a cost-efficient and transparent information policy.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

§ 3 of the Articles of Association shall be amended to read as follows:

“Notices of the Company required by law or these Articles of Association shall be published in the electronic German Federal Gazette (Bundesanzeiger). If another form of notice should be mandatorily required, such form shall replace the notice in the electronic German Federal Gazette.”

Reports to the Annual Shareholders’ Meeting

Report on Agenda Item 8

The authorization being sought at the Annual Shareholders’ Meeting 2005 is intended to again give Siemens AG the possibility to acquire Siemens shares. The acquisition may be effected as a purchase in the stock market or through a public share purchase offer.

The Company shall be enabled to use Siemens shares to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders’ preemptive rights takes account of this purpose. The key points of the 1999 and 2001 Siemens Stock Option Plans were approved at the Annual Shareholders’ Meetings held on February 18, 1999 and February 22, 2001, respectively. The approved key points of these stock option plans can be examined as an integral part of the notarized minutes of these meetings at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

In addition, the Company shall be enabled to offer for purchase, or transfer in settlement of a previous commitment (stock awards), reacquired Siemens shares to current and former employees of the Company and any of its subsidiaries as well as to members of the Managing Board of Siemens AG.

Employee stock, stock options, stock awards, etc. are important tools to encourage staff loyalty and enhance executive retention. It is in the interests of the Company and its shareholders that a further basis is available for the issue and transfer of Siemens shares in addition to the authorized capital provided for this purpose in § 4 (6) of the Articles of Association (Authorized Capital 2001/II). The decision whether shares from the authorized capital or from the portfolio of Siemens shares held in treasury are offered or transferred to employees shall be made by the Company in the best interests of the shareholders on the basis of the then prevailing liquidity and market position.

The optional possibility of transferring Siemens shares in settlement of stock awards also to members of the Managing Board represents a novel compensation device that partly replaces cash compensation and stock options and endeavors to tie Managing Board members more closely to the Company’s economic performance. As in the case of the 2001 Siemens Stock Option Plan, there will be a blocking period against which the service period between grant date and transfer date is credited. The decision on the allocation shall be taken by the Supervisory Board. The German Corporate Governance Code (Section 4.2.3 (2), 1st sentence) provides for company stock with a multi-year blocking period to serve as a variable component of Managing Board compensation with long-term incentive effect and risk elements.

In addition, the Company shall be able to use Siemens shares to service the conversion or option rights granted by Siemens AG or any of its subsidiaries in connection with the issuance of bonds, or to retire such stock without requiring an additional resolution by the Shareholders’ Meeting.

To facilitate the acquisition process in the event that the number of Siemens shares tendered or offered by shareholders exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acquisition or acceptance shall be in proportion to the Siemens shares tendered or offered. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to facilitate the acquisition process.

Report on Agenda Item 9

Pursuant to § 17 of the Articles of Association of Siemens AG, part of the Supervisory Board’s remuneration consists of stock appreciation rights. The legal permissibility of issuing such stock appreciation rights was put into question by a decision of the German Federal Court of Justice on February 16, 2004. To account for this unclear legal situation, Managing Board and Supervisory Board of Siemens AG propose that certain adjustments be made to Supervisory Board remuneration.

In the future, the remuneration of Supervisory Board members shall comprise, apart from a fixed compensation of EUR 50,000, a variable short- and long-term component that will be based on earnings per share adjusted for significant extraordinary items.

The revised § 17 of the Articles of Association will not produce any significant change in the amount of Supervisory Board remuneration. Short-term compensation will increase, while the level of long-term compensation will decrease. After adjustment for the extraordinary gain on sales of shares of Infineon AG and an extraordinary writedown of goodwill, earnings per share for fiscal year 2004, at EUR 3.37, would result in Supervisory Board remuneration of EUR 85,550, compared with EUR 79,500 to be paid for fiscal year 2004. Under the new rule, the long-term compensation that is to be paid under certain conditions at the end of the five-year term of office amounts to EUR 50,000. On the other hand, the value of stock appreciation rights granted in the last three years averaged approximately EUR 12,000 p.a. on the date of grant.

Notifications and shareholder information

Details on the nominees for election as presented in Agenda Item 7

Dr. jur., Dr.-Ing. E.h. Heinrich v. Pierer, Dipl.-Volkswirt,
President of the Managing Board and CEO of Siemens AG
until the close of the Annual Shareholders’ Meeting

Outside positions in domestic Supervisory Boards established under German law:

     Bayer AG, Leverkusen
     Hochtief AG, Essen
     Münchener Rückversicherungs-Gesellschaft, Munich
     Volkswagen AG, Wolfsburg

Company positions:

     Siemens Aktiengesellschaft Österreich, Austria

Professor Dr. Michael Mirow,
Dipl.-Wirtschaftsingenieur

No positions to be disclosed.

Notifications pursuant to § 128 (2), sentences 6 through 8,
German Stock Corporation Act (AktG)

One member of the Company’s Supervisory Board is also a member of the Board of Managing Directors of the following financial institution:

     Deutsche Bank AG

Members of the Managing Board of Siemens AG are also members of the Supervisory Boards of the following financial institutions:

     Dresdner Bank AG
     Merrill Lynch & Co., Inc.

The following financial institutions underwrote the Company’s last securities offering within the last five years:

     Bank of America
     Goldman Sachs

The Company has not received notification of equity in Siemens AG being held by a financial institution that must be disclosed pursuant to § 21 of the German Securities Trading Act (WpHG).

Attendance at the Shareholders’ Meeting

Notification of attendance

Pursuant to § 19 of the Articles of Association and as determined by the Managing Board, those shareholders who are registered in the stock register as shareholders of the Company and who have announced their intention to attend by no later than Friday, January 21, 2005 are entitled to participate in the Annual Shareholders’ Meeting and to exercise their voting rights.

Shareholders who are registered in the stock register may submit their notification of attendance in writing to Siemens AG at the following address:

     Siemens Hauptversammlung 2005
     81067 Munich Germany

or electronically via the Internet at

     http://www.siemens.com/agm

Further details regarding the attendance notification process are provided in the instructions on the attendance notification forms or at the above Internet website.

A shareholder’s stock that is held of record by a bank (i.e. stock held in “street name”) cannot be voted by such bank unless it has the shareholder’s authority.

Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and name proxies through JP Morgan Chase Bank, P.O. Box 43013, Providence, RI 02940-3013, USA.

Due to a significant increase in attendance notifications for our shareholders’ meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting 2005 and without wishing to restrict the shareholders’ right to attend, shareholders are requested to notify their attendance as early as possible and only if they seriously intend to participate in the meeting.

Shareholders of record or their named proxies entitled to attend the Annual Shareholders’ Meeting 2005 will be issued admission tickets and voting cards.

Proxies

Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy, such as a bank or shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder. If neither a bank nor a shareholders’ association is named as proxy, authority to attend and vote by proxy must be submitted in writing or transferred electronically via the above Internet address.

As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authority may again be given at the above Internet address or by returning the forms mailed to each shareholder. Please note that the proxies may not accept instructions to vote on proposals of procedure prior the Annual Shareholders’ Meeting.

Further details on how to designate a proxy are provided in the instructions on the attendance notification forms or at the above Internet website.

Inquiries and proposals

Inquiries and proposals by shareholders concerning the Annual Shareholders’ Meeting should be sent only to:

     Siemens AG
     Corporate Finance Treasury
     Investor Relations (CFT 3)
     Wittelsbacherplatz 2
     80333 Munich
     Germany
     (Fax: +49 89 636 32830)

or by e-mail to:

     hv2005@siemens.com

Shareholder proposals that are required to be disclosed will be posted on the Internet at http://www.siemens.com/agm immediately upon their receipt. All proposals relating to items on this Agenda that are received at the above-mentioned address by January 12, 2005, 24:00 h CET, will be considered. Management’s discussion, if any, on the proposals will also be available at the above Internet address.

The Notice of Annual Shareholders’ Meeting has been published in the German Federal Gazette (Bundesanzeiger) of December 1, 2004.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 2, 2004	/s/ DR. FRANK SCHIEFFER
	Name:	Dr. Frank Schieffer
	Title:	Corporate Legal Counsel

/s/ DR. ULRIKE WÜNNENBERG
	Name:	Dr. Ulrike Wünnenberg
	Title:	Corporate Legal Counsel